Exhibit 12.1
Penn Virginia Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands, except ratios)

	Nine Months Ended
	September 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Income (loss) from continuing operations before income taxes	$(111,788)	$(541,270)	$(220,766)	$(173,291)	$(221,070)	$(108,178)
Fixed charges	92,943	121,608	97,903	66,616	62,002	60,003
Capitalized interest	(4,854)	(7,232)	(5,266)	(803)	(1,983)	(1,384)
Preferred stock dividend requirements	(18,133)	(22,661)	(10,647)	(2,793)	—	—
	$(41,832)	$(449,555)	$(138,776)	$(110,271)	$(161,051)	$(49,559)
Fixed charges:
Interest expense	$68,021	$88,831	$78,841	$59,339	$56,216	$53,679
Capitalized interest	4,854	7,232	5,266	803	1,983	1,384
Rent factor	1,935	2,884	3,149	3,681	3,803	4,940
Preferred stock dividend requirements	18,133	22,661	10,647	2,793	—	—
	$92,943	$121,608	$97,903	$66,616	$62,002	$60,003

Ratio of earnings to fixed charges and preferred stock dividends [1]	—	—	—	—	—	—

1 During the nine months ended September 30, 2015, earnings were deficient by $134,775. During the years ended December 31, 2014, 2013, 2012, 2011 and 2010, earnings were deficient by $571,163, $236,679, $176,887, $223,053 and $109,562, respectively, regarding the coverage of fixed charges and preferred stock dividends.